EXHIBIT 99.3 -- Report of Management

[HOMEQ SERVICING logo]





MANAGEMENT'S ASSERTION


As of and for the year ended December 31, 2004, HomEq Servicing Corporation (the "Company") complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the amounts of $200 million and $20 million, respectively.


HomEq Servicing Corporation

/s/ Arthur Q. Lyon                        February 25, 2005
Arthur Q. Lyon                            Date
President



/s/ Keith G. Becher                       February 25, 2005
Keith G. Becher                           Date
Chief Operating Officer















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